Exhibit 99.1

Intec Pharma, Ltd. To Present at Four Investor Conferences in March

JERUSALEM, March 5, 2018 -- Intec Pharma Ltd. (NASDAQ: NTEC), a clinical stage biopharmaceutical company focused on developing pharmaceutical therapies based on its proprietary Accordion Pill™ platform technology, today announced that the Company’s officers will provide a corporate overview at four investor presentations in March 2018. John Kozarich, Chairman, will present at the 30th Annual ROTH Conference, and Jeffrey Meckler, Chief Executive Officer and Vice Chairman, will present at the Barclays Global Healthcare Conference, the Oppenheimer 28th Annual Healthcare Conference, and the Future Leaders in the Biotech Industry Conference.

30th Annual ROTH Conference
Date:	Monday, March 12 at 12:30 pm PT
Location:	Ritz Carlton Laguna Nigel, CA
Room:	Yellow Track – Salon 6
Webcast:	http://wsw.com/webcast/roth32/ntec/

Barclays Capital Global Healthcare Conference
Date:	Tuesday, March 13 at 8:30 am ET
Location:	Loews Miami Beach Hotel
Room:	Americana Salon 1
Webcast:	https://cc.talkpoint.com/barc002/031318a_as/?entity=97_BDI7WFT

Oppenheimer 28th Annual Healthcare Conference
Date:	Tuesday, March 20 at 8:35 am ET
Location:	The Westin New York Grand Central
Room:	Track 2
Webcast link:	https://www.veracast.com/webcasts/opco/healthcare2018/55102599689.cfm

Future Leaders in the Biotech Industry
Date:	Friday, March 23 at 11:00 am ET
Location:	Millennium Broadway Hotel
Room:	302/303

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

CONTACTS:

Bob Yedid

Life Science Advisors

646-597-6989

bob@lifesciadvisors.com